Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-196437 and 333-198986

Free Writing Prospectus dated October 8, 2014

Fantex, Inc.

On October 2, 2014, CNBC broadcasted an interview with Cornell “Buck” French, Chief Executive Officer of Fantex, Inc. (referred to in this filing as “we,” “us,” “our” or the “Company”), the transcript of which is attached hereto as Annex A (the “Broadcast”).  The Broadcast references the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”), the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”) and the Fantex Series Alshon Jeffery Convertible Tracking Stock (“Fantex Series Alshon Jeffery,” and together with Fantex Series Vernon Davis, Fantex Series EJ Manuel and Fantex Series Mohamed Sanu, the “Tracking Stocks”) of the Company (the “Vernon Davis Offering,” the “EJ Manuel Offering,” the “Mohamed Sanu Offering” and the “Alshon Jeffery Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256, 333-196437 and 333-198986, respectively), as amended (the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement,” the “Mohamed Sanu Registration Statement” and the “Alshon Jeffery Registration Statement,” respectively, and collectively the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.  The Vernon Davis Offering was completed on April 28, 2014, and the EJ Manuel Offering was completed on July 21, 2014.  The Broadcast references the Offerings and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company.  However, and as described further below under “Corrections and Clarifications,” the Broadcast contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Broadcast was not prepared or reviewed by the Company or any other offering participant prior to its publication.  The publisher of the Broadcast is not affiliated with the Company.  The Company made no payment and gave no consideration to the publisher in connection with the publication of the Broadcast or any other broadcasts published by the publisher concerning the Company.  With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Broadcast represents the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcast or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•            During the Broadcast, CNBC anchor Sue Herera references “turning athletes into stocks that [investors] can invest [their] money in” and “invest[ing] in a football player.” The Company clarifies that holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract.  An investment in a tracking stock will represent an ownership interest in the Company.  The Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand.  Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”).  Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”).  Holders of shares of the Company’s Fantex Series Mohamed Sanu will have no direct investment in Mohamed Sanu, his brand or the Brand Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract”). Holders of shares of the Company’s Fantex Series Alshon Jeffery will have no direct investment in Alshon Jeffery, his brand or the Brand Agreement effective as of September 18, 2014, by and among Alshon Jeffery, Ben and Jeffery Inc. and the Company (the “Alshon Jeffery Brand Contract” and together with the Vernon Davis Brand Contract, EJ Manuel Brand Contract and Mohamed Sanu Brand Contract, the “Brand Contracts”).

•            During the Broadcast, Mr. French states that the Company “acquire[s] the future cash flow streams both from on field and off field performance that’s associated with the professional athlete and one day entertainer.  [The Company] acquire[d] in the case of … Vernon Davis … 10% of that future cash flow stream for $4 million.” The Company clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of Vernon Davis, Erik R. Manuel, Jr. (“EJ Manuel”), Mohamed Sanu and Alshon Jeffery (each a “Contract Party,” and together, the “Contract Parties”). Brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the National Football League (“NFL”) and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes).  A more detailed description of each Contract Party’s brand income is available in the Registration Statements.

•            During the Broadcast, Mr. French also states that “every investment has risks associated with it and it really comes down to the risk adjusted return you’re expecting out of [an athlete’s] cash flow stream.” The Company clarifies that the Offerings are highly speculative and the Company’s Tracking Stocks involve a high degree of risk. Investing in the Company’s Tracking Stocks should be considered only by persons who can afford the loss of their entire investment. A more detailed description of the risks of an investment in our Tracking Stocks may be found in the Registration Statements.

•            During the Broadcast, Mr. French states that shares of Fantex Series Vernon Davis and Fantex Series EJ Manuel are “not that liquid right now [but] … as more and more issuances happen, … the liquidity will increase.” The Company notes that it cannot assure investors as to the development or liquidity of any market for its Tracking Stocks. A more detailed description of the factors that could adversely affect the liquidity of the Tracking Stocks may be found in the Registration Statements.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, Mohamed Sanu, EJ Manuel and Alshon Jeffery, the longevity of Vernon Davis’s, EJ Manuel’s, Mohamed Sanu’s and Alshon Jeffery’s careers, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel, Mohamed Sanu and Alshon Jeffery. The Company generally identifies forward-looking statements by words such as “expect,” “would,” “intend,” “believe,” “may,” “will,” “would,” “could,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of the Broadcast

MEDIA:	Television
STATION:	Cable — CNBC
DATE:	October 2, 2014
PROGRAM:	“Power Lunch”
SUBJECT:	Fantex

Sue Herera, Anchor, CNBC: Speaking of the NFL, the Minnesota Vikings play my Green Bay Packers tonight.  Go Pack.  If you’re a big football fan like I am, you are probably already invested emotionally in this sport or in your team or in your favorite player perhaps.  But, there’s one company that takes that a step further by turning athletes into stocks that you can invest your money in.  Buck French is the Co-Founder and CEO of Fantex.  He joins me here at Post Nine.  And, we want to know what you think.  Would you invest in a football player?  Go to CNBC.com/vote and weigh in.  So, Buck it’s great to have you here.  Welcome to Post Nine.  Tell me how basically this works.  It sounds a lot like a tracking stock.

Buck French, Co-Founder/ CEO, Fantex: Well, it is a tracking stock.  So, we acquire the future cash flow streams both from on field and off field performance that’s associated with the professional athlete and one day entertainer.  We acquire in the case of say Vernon Davis, we bought 10% of that future cash flow stream for $4 million.

Herera: So, you give him the $4 million?

French: Correct.

Herera: And, you get the 10% of his future cash flow?

French: Correct.

Herera: You know it sounds good but there are risks in every investment.

French: Sure.

Herera: Football’s a very tough, violent sport.  Sometimes you got the injury risk and you’ve also got as we know recently off field risk as well.

French: Sure.  I mean as you pointed out every investment has risks associated with it and it really comes down to the risk adjusted return you’re expecting out of that cash flow stream.  So, for example, on the Fantex Vernon Davis offering we’ve already paid out a 70¢ per share dividend within the first 4 months of the offering.  So, if you bought in the IPO price that would be a 7% yield of the $10 IPO share.

Herera: How do you determine the valuation?  You know, we’re always talking down here when they bring an IPO to market the valuation of the company where to determine the share price.  How do you do that with an athlete?

French: You know its basic discounted cash flow analysis.  It’s actually, least from my perspective, simpler than what you all do here.  It’s all done …

Herera: I don’t think so.  But, anyway.

French: It’s all done at gross.  So, you know, really you have to understand.  Estimate out how long you believe a player has the opportunity to play in whatever sport they’re playing.  And, then you can forecast out based on comparable analysis what the potential future contracts that that player could ultimately sign.

Herera: What about liquidity?  Say, I buy into you know Aaron Rogers who incidentally is for those of you who don’t know hacker.  And, you know, I hold my shares for a certain amount of time and then I want to liquidate my share or sell my shares.  How liquid is the market?

French: Well, this is a new market place.  So, it’s not that liquid right now.  The floats are all so very—are small relative to what you all deal with on the New York Stock Exchange.  So, liquidity, we believe as more and more issuances happen that the liquidity will increase with that.

Herera: Let’s bring in Jack Brewer.  He’s our resident athlete turned financial advisor to athletes and others.  So, what do you think of this idea Jack?  Do you think it’s a good one for athletes to do?

Jack Brewer, The Brewer Group, CEO: From the athlete’s perspective, it’s a great opportunity.  I mean, given the fact that in the NFL you know average careers are 3.2 years.  And, if you look at a case like Vernon Davis or EJ Manuel, you know, these players got pretty good—pretty fair evaluations for their talent levels.  I mean, right now EJ Manuel won’t be starting this week so I’m sure his stock value is pulled back some.  But, I think he’s one of the better young quarterbacks in the National Football League.  So, I think you know that still have potential to run but you know from an athlete perspective, I think it’s more of an insurance policy more than anything really.

Herera: Yeah.  Jack from your perspective of the athletes that you know so well out there might be considered for this type of IPO.

Brewer: Definitely.  I mean there’s some great athletes.  I mean, can you imagine getting a megatron on having the opportunity to buy into 10% of his future earnings?  I mean, some of these athletes that are playing in the National Football League now if they stay healthy which can also be insured by the way if they stay healthy their earning potential is huge.  So, from an athlete’s side, I think it’s an opportunity to hedge yourself.  Now, you’re not taking on all the risk.  You’re passing on 10% of your future earning risk onto investors.  And, I think it’s incredible platform.

Herera: Who do you have Buck on your list?

French: So, we’re currently in the road show offering period for the Fantex Mohamed Sanu Offering which is a wide receiver at Cincinnati Bengals former Rutgers grad.  And, then we also filed the S1 Registration Statement for the Fantex Alshon Jeffery Offering.  So, we signed a contract with a Pro Bowl Wide Receiver Alshon Jeffery from the Chicago Bears.

Herera: Are you going to do other sports?  Tennis comes to mind perhaps.

French: You know absolutely our goal is to sign athletes across the world of sports.  And, as I mentioned, actually go into the entertainment sector.

Herera: Alright.  Best of luck.

French: Thank you.

Herera: Really interesting Buck.  Appreciate it.  Jack always good to see you.  Thanks for joining us.

Brewer: You too Sue.  Thank you.

Herera: Alright.  Let’s lock in the viewer vote.  Would you invest in a football player?  Let’s take a look at the percentages.  Sorry about this Buck.  70% say no.  30% say yes.  But, as you say …

French: I’m an optimist.  That means 30% will.

Herera: That’s right.  And, as you say it’s an emerging market.

French: And, that’s what makes a market.

Herera: That is indeed.  Thank you so much.

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